SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                (Amendment No. 9)



                    Under the Securities Exchange Act of 1934


                               A.T. CROSS COMPANY
                               ------------------
                                (Name of Issuer)



                       Class A Common Stock, $1 Par Value
                       ----------------------------------
                         (Title of class of securities)



                                    227478104
                                    ---------
                                 (CUSIP number)






                 (A fee is not being paid with this statement.)






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                                  SCHEDULE 13G
                                (Amendment No. 9)

          1)   Name of Reporting Person. Bradford R. Boss
                                        -------------------


          2)   Check  the   Appropriate   box  if  a  Member  of  a  Group  (See
               Instructions)

               (a) [_]

               (b) [_]


          3)   SEC Use Only......................................



          4)   Citizenship or Place of Organization. United States
                                                     -------------

             (5) Sole Voting Power:  302,080 (includes shares acquirable within
Number of                            ------------------------------------------
Shares Bene-     60 days through exercise of stock options)
ficially         ------------------------------------------
Owned By     (6) Shared Voting Power:  1,557,000 (3,361,800 if Class B common
Each Report-                           ---------------------------------------
ing Person       stock beneficially owned is converted to Class A common stock)
With             --------------------------------------------------------------
             (7) Sole Dispositive Power:  302,080 (see comment under Item 5)
                                          ----------------------------------
             (8) Shared Dispositive Power:  1,557,000 (3,361,800 if Class B
                                            --------------------------------
                 common stock beneficially owned is converted to Class A
                 --------------------------------------------------------
                 common stock)
                 -------------



         9) Aggregate Amount Beneficially Owned by Each Reporting Person. 3,669,647 (assumes conversion of all outstanding Class B common stock to Class A
--------------------------------------------------------------------------------
common stock and exercise of all options exercisable within 60 days).
---------------------------------------------------------------------


        10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). N/A



        11)  Percent of Class  Represented  by Amount in Row 9. 21.3%  (assumes
                                                                ---------------
conversion of all  outstanding  Class B common stock to Class A common stock and
--------------------------------------------------------------------------------
exercise of all options exercisable within 60 days held by Reporting Person).
-----------------------------------------------------------------------------

        12)  Type of Reporting Person (See Instructions). IN


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Item 1(a).    Name of Issuer.
              ---------------
               A.T. Cross Company

Item 1(b).    Address of Issuer's Principal Executive Offices.
              ------------------------------------------------

              The principal executive offices of the issuer are located at One Albion Road, Lincoln, Rhode Island 02865.

Item 2(a).    Name of Person Filing.
              ----------------------
              The filing is being made by Bradford R. Boss.

Item 2(b).    Address of Principal Business Office.
              -------------------------------------
              Mr. Boss's principal business office address is One Albion Road, Lincoln, Rhode Island 02865.

Item 2(c).    Citizenship.
              ------------
               Mr. Boss is a United States citizen.

Item 2(d).    Title of Class of Securities.
              -----------------------------
               Class A Common Stock, $1.00 Par Value ("Common Stock").

Item 2(e).    CUSIP Number.
              -------------
              The CUSIP Number of the issuer's Common Stock is 227478104.

Item 3.
              Not applicable.


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Item 4.      Ownership.
             ----------
          (a)  Amount Beneficially Owned.
               148,070 shares held directly
               153,281 shares acquirable pursuant to options exercisable within 60 days
               2,041 shares held by spouse
               3,726 shares held by children
               1,557,000 shares held indirectly as co-trustee of trusts
               729 shares held for his account by A.T. Cross Company Profit Sharing Trust

               1,804,800 shares which may be acquired by conversion of Class B Common Stock held as trustee

          (b) Percent of Class. The shares of Common Stock beneficially owned by
              -----------------
Mr. Boss represent 21.3% (assumes conversion of all outstanding shares of Class B common stock to an equal number of shares of Class A common stock and exercise of all options exercisable within 60 days).

          (c) Number of shares of Common Stock as to which Mr. Boss has:

               (i) sole power to vote or to direct the vote: 302,080 (including
                                                             ------------------
                   shares subject to stock options  exercisable within 60 days)
                   ------------------------------------------------------------

               (ii) shared  power  to vote or to  direct  the  vote:  1,557,000
                                                                       ---------
               (3,361,800 if all Class B shares are converted to Class A shares)
                ----------------------------------------------------------------

               (iii) sole power to dispose or to direct the disposition of:

                     302,080  (including   shares   subject  to  stock   options
                     -----------------------------------------------------------
                     exercisable within 60 days)
                     ---------------------------

               (iv)  shared  power to dispose or to direct the  disposition  of:

                     1,557,000 (3,361,800 if all Class B shares are converted to
                     -----------------------------------------------------------
                     Class A shares)

Item 5.       Ownership of Five Percent or Less of a  Class.
              ----------------------------------------------
              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.
              ----------------------------------------------------------------
              Not applicable.

Item 7.       Identification and Classification of the Subsidiary Which Acquired
              ------------------------------------------------------------------
              the Security  Being  Reported on by the Parent  Holding  Company.
              -----------------------------------------------------------------

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.
              ----------------------------------------------------------
              Not applicable.

Item 9.       Notice of Dissolution of Group.
              -------------------------------
              Not applicable.

Item 10.      Certification.
              --------------
              Not applicable.



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         After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 10, 2000                     /s/ Bradford R. Boss
                                               ---------------------------------
                                               Bradford R. Boss